T. Rowe Price Credit Opportunities Fund, Inc.

T. Rowe Price Investment Services, Inc., principal underwriter

100 East Pratt Street

Baltimore, Maryland 21202

June 25, 2018

VIA EDGAR

James E. O’Connor, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Credit Opportunities Fund, Inc. (the “Registrant”)

  T. Rowe Price Credit Opportunities Fund (the “Fund”) on behalf of the following class:

T. Rowe Price Credit Opportunities Fund—I Class

File No.: 333-225206

Registration Statement on Form N-14

Pre-Effective Amendment No. 2

Dear Mr. O’Connor:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, on behalf of the Fund and its I Class, requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (Accession No. 0001600600-18-000011) (the “Amendment”) so that the Amendment is declared effective on Tuesday, June 26, 2018, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Vicki Horwitz at 410-577-5024, or Darrell Braman at 410-345-2013, both of T. Rowe Price Associates, Inc., and that such effectiveness also be confirmed in writing.

Very truly yours,

T. Rowe Price Credit Opportunities Fund, Inc., on behalf of

T. Rowe Price Credit Opportunities Fund—I Class

By: /s/David Oestreicher

Name: David Oestreicher

Title: Vice President

T. Rowe Price Investment Services, Inc., principal underwriter

By: /s/Darrell Braman

Name: Darrell Braman

Title: Vice President